Exhibit 99.1


                      Allied Domecq PLC Trading Statement

    LONDON--(BUSINESS WIRE)--Feb. 4, 2003--At its Annual General Meeting in London, Allied Domecq PLC announced that the company continues to make good progress. This has been achieved through the implementation of its consistent strategy to deliver growth of its core brands and earnings at constant foreign exchange rates.
    Allied Domecq has delivered consistent earnings growth over the last six half years. The significant improvements in trading performance will result in the maintenance of full year earnings in line with last year, despite the significant impact of pensions and foreign exchange translation.
    Operating Performance On a geographical basis, the US spirits business experienced broad growth across its brand portfolio building on the progress made last year. Latin America and Asia Pacific both maintained a strong momentum. The strong growth in these regions was in part offset by Europe, which fell short of plan due to a destock of inventories by Spanish wholesalers in the last quarter of 2002 that has impacted the whole industry. We currently estimate that this destock will lower profits in Spain by some (pound)25 million and believe that the impact will be reflected in the results of the first half year. Despite this destock the underlying business in Spain continues to perform well and Allied Domecq has increased its market share of the important whisky and gin categories in a market that continues to grow. Our leading whisky brand, Ballantine's, gained market share in the critical Christmas period in Spain, France, Italy, Germany and Portugal.

   Despite a more challenging trading environment in some markets, our global premium wine business is on plan and making strong progress towards its targeted growth and returns. The Allied Domecq Quick Service Restaurant business is maintaining good sales and profit growth and is on plan to maintain the momentum of 2002.

    Non-operating Items Trading at constant exchange rates for the first four months has been in line with expectations. At the time of our final results in October 2002 we announced that foreign exchange movements would have an estimated negative impact on the translation of overseas earnings of approximately (pound)20m. Adverse movements in foreign exchange rates since then, driven primarily by the weakness of the US dollar, suggest a full year impact of (pound)40m. We also estimated in October that there would be a further profit and loss accounting charge of at least (pound)16m for fiscal year 2003 relating to pensions. Since that time, there has been a further significant decline in equity markets. The scheduled SSAP24 triennial valuation of our largest pension funds will be complete prior to our year end and will determine the actual charge to our profit and loss account. Given current market conditions, the forecast profit and loss accounting charge would be approximately (pound)40m, compared with a credit of (pound)3m in 2002. These current assumptions are dependent on the movement of capital and foreign exchange markets during the coming months.

    Commenting, Philip Bowman Chief Executive of Allied Domecq PLC, said:

    "The business is performing well, in spite of challenging conditions, and is meeting our expectations. Stronger than anticipated growth in the US, Asia Pacific and Latin America has offset the industry destock in Spain. Our underlying European business remains strong, with increases in market share in critical categories. Our premium wine and quick service restaurant businesses are on plan in delivering good growth. We are absorbing the impact of significant external factors affecting pensions and the translation of overseas earnings and continue to deliver strong underlying growth in earnings."

    CONTACT: Allied Domecq
             Director of Corporate Affairs
             Stephen Whitehead, +44 (0) 20 7009 3927
             + 44 (0) 7880 783 532
             Investor enquiries:
             Peter Durman, Director of Investor Relations
             Tel: +44 (0) 7771 974817
             or
             CardewChancery
             Anthony Cardew/Tim Robertson + 44 (0) 20 7930 0777